Sean P. Hennessy
Senior Vice President – Finance
and Chief Financial Officer
Phone: 216-566-2573
June 9, 2011
By EDGAR
Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, DC 20549-4631

Re:	The Sherwin-Williams Company
Form 10-K for the year ended December 31, 2010
Form 10-Q for the period ended March 31, 2011
Definitive Proxy Statement on Schedule 14A filed on March 9, 2011
File No. 1-4851
Dear Mr. Decker:
We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams,” the “Company” or the “Registrant”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated May 25, 2011 regarding your review of Sherwin-Williams’ filings noted above.
For your convenience, we have restated in boldface each of the Staff’s comments followed by our response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Item 15. Exhibits and Financial Statement Schedules, page 21
1.	Comment: You have included your Schedule II — Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2010, 2009 and 2008. Please confirm that this financial statement schedule was audited by your independent registered public accounting firm. If so, please make arrangements with your independent registered public accounting firm to revise its opinion in future fillings to reference the financial statement schedule included in Item 15(a) of your Form 10-K for the year ended December 31, 2010. Otherwise, you may also include similar information to Schedule II in the notes to your consolidated financial statements. Refer to Rule 5-04 of Regulation S-X.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

Response: The Registrant’s independent registered public accounting firm audited Schedule II — Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2010, 2009 and 2008. The Consent of Independent Registered Public Accounting Firm in Exhibit 23 of the Form 10-K discloses that the audits included the financial statement schedule listed in Item 15(a). The Registrant believes that the disclosure in the Consent of Independent Registered Public Accounting Firm is sufficient.
Exhibit 13 — Annual Report
Litigation, page 30
Insurance coverage litigation, page 32
2.	Comment: Please tell us why you have not provided all of the information required by Item 103 of Regulation S-K for these actions.

Response: The Santa Clara County, California public nuisance litigation and the insurance coverage litigation initiated by the Company are the only pending legal proceedings specifically described under Litigation, page 30, and Insurance Coverage Litigation, page 32. All other disclosures regarding prior public nuisance proceedings are provided to put the pending proceedings in historical context. In future filings, we will provide the information required by Item 103 of Regulation S-K to the extent that Item 103 is or may be applicable to such proceedings. See the response to comment 5 for an example of the revised future disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Note 10, including the Santa Clara County, California public nuisance litigation and the insurance coverage litigation.
Report of Management on Internal Control Over Financial Reporting, page 38
3.	Comment: We note your disclosure that internal control over financial reporting “are designed to provide reasonable assurance that the Company has the ability to record, process, summarize and report reliable financial information.” We also note your disclosure in the last paragraph. This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Please confirm for us that in its report management used the term “internal control over financial reporting” as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. In future filings, if you define internal controls over financial reporting, please use or reference the definition in Rules 13a-15(f) or 15d-15(f) under the Exchange Act.
Response: Our Report of Management on Internal Control over Financial Reporting uses the term “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f). In future
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

filings, we will reference Rules 13a-15(f) and 15d-15(f) in the report. See the response to comment 4 for an example of the future disclosure.
4.	Comment: Please confirm to us, and in future filings disclose that the assessment of the effectiveness of the internal control over financial reporting was done with the participation of your principal executive and principal financial officers, or persons performing similar functions. We note that your disclosure in the second paragraph only refers to your “management group.” See Rule 13a-15(c) under the Exchange Act.
Response: The assessment of the effectiveness of the internal control over financial reporting was done with the participation of the Company’s principal executive and principal financial officers. In future filings, the Report of Management on Internal Control over Financial Reporting will disclose this information. Below is an example of the future revised Report of Management on Internal Control over Financial Reporting:
REPORT OF MANAGEMENT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING
Shareholders
The Sherwin-Williams Company
We are responsible for establishing and maintaining ~~accounting and~~ adequate internal control ~~systems~~ over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended ~~which are designed to provide reasonable assurance that the Company has the ability to record, process, summarize and report reliable financial information~~ . We recognize that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and is subject to the possibility of human error or the circumvention or the overriding of internal control. Therefore, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, we believe we have designed into the process safeguards to reduce, though not eliminate, this risk. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In order to ensure that the Company’s internal control over financial reporting was effective as of December 31, 20XX, we conducted an assessment of its effectiveness under the supervision and with the participation of our management group, including our principal executive officer and principal financial officer. This assessment was based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

Based on our assessment of internal control over financial reporting under the criteria established in Internal Control — Integrated Framework, we have concluded that, as of December 31, 20XX, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting as of December 31, 20XX has been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report on the effectiveness of our internal control over financial reporting is included on page XX of this report.
Note 10 — Litigation, page 65
5.	Comment: On page 65, you indicate that the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote. In discussing the public nuisance claim litigation, it is not clear whether there is a reasonable possibility that a loss or additional loss may have been incurred. In future filings, please disclose the range of reasonably possible losses above the amount accrued, if applicable or state that they cannot be estimated. If you believe that they cannot be estimated, please supplementally tell us why not and describe for us your efforts to perform the estimate. Please also disclose the amount of damages sought, if specified; and the amount of any accrual, if necessary for an understanding of this public nuisance claim litigation. Please show us in your supplemental response what the revisions will look like. Refer to ASC 450-20-50.
Response: The lead pigment and lead-based paint litigation includes all litigation relating to the Company’s prior manufacture and sale of lead pigments and lead-based paints, including the public nuisance claim litigation and the litigation seeking damages from alleged personal injury. We will change the prominence of the headings to make this more clear in future filings. Except for the Santa Clara County, California proceeding, all public nuisance claims to date have been resolved in the Company’s favor. The Santa Clara County, California proceeding is disclosed on page 66. The plaintiffs seek the abatement, which has yet to be defined, of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. It is not possible to estimate the range of reasonably possible losses as there is no prior history of a loss of this nature, and there is no substantive information upon which an estimate could be based. Below is an example of the future revised disclosure:
NOTE 10—LITIGATION
In the course of its business, the Company is subject to a variety of claims and lawsuits, including litigation relating to product liability and warranty, personal injury, environmental, intellectual property, commercial, contractual and antitrust claims that are inherently subject to many uncertainties regarding the possibility of a loss to the Company. These uncertainties will ultimately be resolved when one or more future events occur or fail to occur confirming the incurrence of a liability or the reduction of a liability. In accordance with the Contingencies Topic of the ASC, the Company accrues for these contingencies by a charge to income when it
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

is both probable that one or more future events will occur confirming the fact of a loss and the amount of the loss can be reasonably estimated. In the event that the Company’s loss contingency is ultimately determined to be significantly higher than currently accrued, the recording of the additional liability may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such additional liability is accrued. In those cases where no accrual is recorded because it is not probable that a liability has been incurred and cannot be reasonably estimated, any potential liability ultimately determined to be attributable to the Company may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. In those cases where no accrual is recorded or exposure to loss exists in excess of the amount accrued, the Contingencies Topic of the ASC requires disclosure of the contingency when there is a reasonable possibility that a loss or additional loss may have been incurred if even the possibility may be remote.
Lead pigment and lead-based paint litigation. The Company’s past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is and has been a defendant in a number of legal proceedings, including individual personal injury actions, purported class actions, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs’ claims have been based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practice and consumer protection laws, enterprise liability, market share liability, public nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company is also a defendant in legal proceedings arising from the manufacture and sale of non-lead-based paints that seek recovery based upon various legal theories, including the failure to adequately warn of potential exposure to lead during surface preparation when using non-lead-based paint on surfaces previously painted with lead-based paint. The Company believes that the litigation brought to date is without merit or subject to meritorious defenses and is vigorously defending such litigation. The Company has not settled any lead pigment or lead-based paint litigation. The Company expects that additional lead pigment and lead-based paint litigation may be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.
Notwithstanding the Company’s views on the merits, litigation is inherently subject to many uncertainties, and the Company ultimately may not prevail. Adverse court rulings or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted, promulgated or proposed to impose obligations
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products or to overturn the effect of court decisions in which the Company and other manufacturers have been successful.
Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the effect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the potential costs and liabilities related to such litigation, or resulting from any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any potential liability that may result from such litigation or such legislation and regulations cannot reasonably be estimated. In the event any significant liability is determined to be attributable to the Company relating to such litigation, the recording of the liability may result in a material impact on net income for the annual or interim period during which such liability is accrued. Additionally, due to the uncertainties associated with the amount of any such liability and/or the nature of any other remedy which may be imposed in such litigation, any potential liability determined to be attributable to the Company arising out of such litigation may have a material adverse effect on the Company’s results of operations, liquidity or financial condition. An estimate of the potential impact on the Company’s results of operations, liquidity or financial condition cannot be made due to the aforementioned uncertainties.
Public nuisance claim litigation. The Company and other companies are or were defendants in legal proceedings seeking recovery based on public nuisance liability theories, among other theories, brought by the State of Rhode Island, the City of St. Louis, Missouri, various cities and counties in the State of New Jersey, various cities in the State of Ohio and the State of Ohio, the City of Milwaukee, Wisconsin and the County of Santa Clara, California and other public entities in the State of California. Except for the Santa Clara County, California proceeding, all of these legal proceedings have been concluded in favor of the Company and other defendants at various stages in the proceedings.
The proceedings initiated by the State of Rhode Island included two jury trials. At the conclusion of the second trial, the jury returned a verdict finding that (i) the cumulative presence of lead pigment in paints and coatings on buildings in the State of Rhode Island constitutes a public nuisance, (ii) the Company, along with two other defendants, caused or substantially contributed to the creation of the public nuisance, and (iii) the Company and two other defendants should be ordered to abate the public nuisance. The Company and two other defendants appealed and, on July 1, 2008, the Rhode Island Supreme Court, among other determinations, reversed the judgment of abatement with respect to the Company and two other defendants. The Rhode Island Supreme Court’s decision reversed the public nuisance liability judgment against the Company on the basis that the complaint failed to state a public nuisance claim as a matter of law.
The Santa Clara County, California proceeding was initiated in March 2000 in the Superior Court of the State of California, County of Santa Clara. ~~and purports to be a class action on~~
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

~~behalf of all public entities in the State of California other than the State and its agencies.~~ In the original complaint, ~~T~~the plaintiffs’ asserted various claims including fraud and concealment, strict product liability/failure to warn, strict product liability/design defect, negligence, negligent breach of a special duty, public nuisance, private nuisance, and violations of California’s Business and Professions Code. A number of the asserted claims were resolved in favor of the defendants through pre-trial proceedings. The named plaintiffs in the Fourth Amended Complaint, filed on March 16, 2011, are the Counties of Santa Clara, Alameda, Los Angeles, Monterey, San Mateo, Solano and Ventura, and the Cities of Oakland, San Diego and San Francisco. The Fourth Amended Complaint asserts a sole claim for public nuisance, alleging that the presence of lead products for use in paint and coatings in, on and around buildings in the plaintiffs’ jurisdictions constitutes a public nuisance. The plaintiffs seek the abatement of the alleged public nuisance that exists within the plaintiffs’ jurisdictions. ~~On March 3, 2006, the Court of Appeal, Sixth Appellate District, among other determinations, reversed the dismissal of the public nuisance claim for abatement brought by the cities of Santa Clara and Oakland and the City and County of San Francisco, and affirmed the dismissal of the public nuisance claim for damages to the plaintiffs’ properties. The plaintiffs have filed a motion for leave to file a fourth amended complaint. On April 4, 2007, the trial court entered an order granting the defendants’ motion to bar payment of contingent fees to private attorneys. The contingence fee issue was eventually appealed to the California Supreme Court and, on July 26, 2010, the Supreme Court upheld the plaintiffs’ right to retain private counsel on a contingency fee basis subject to certain requirements set forth in the Supreme Court’s opinion. The defendants filed a petition for writ of certiorari with the United States Supreme Court regarding the constitutional validity of the plaintiffs’ contingency fee arrangements. The petition was denied on January 10, 2011. The proceedings in the trial court were stayed pending the United States Supreme Court’s decision.~~
Litigation seeking damages from alleged personal injury. The Company and other companies are defendants in a number of legal proceedings seeking monetary damages and other relief from alleged personal injuries. These proceedings include claims by children allegedly injured from ingestion of lead pigment or lead-containing paint, claims for damages allegedly incurred by the children’s parents or guardians, and claims for damages allegedly incurred by professional painting contractors. These proceedings generally seek compensatory and punitive damages, and seek other relief including medical monitoring costs. These proceedings include purported claims by individuals, groups of individuals and class actions.
The plaintiff in Thomas v. Lead Industries Association, et al., initiated an action in state court against the Company, other alleged former lead pigment manufacturers and the Lead Industries Association in September 1999. The claims against the Company and the other defendants include strict liability, negligence, negligent misrepresentation and omissions, fraudulent misrepresentation and omissions, concert of action, civil conspiracy and enterprise liability. Implicit within these claims is the theory of “risk contribution” liability (Wisconsin’s theory which is similar to market share liability) due to the plaintiff’s inability to identify the manufacturer of any product that allegedly injured the plaintiff. The case ultimately proceeded to trial and, on November 5, 2007, the jury returned a defense verdict, finding that the plaintiff had ingested white lead carbonate, but was not brain damaged or injured as a result. The
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

plaintiff appealed and, on December 16, 2010, the Wisconsin Court of Appeals affirmed the final judgment in favor of the Company and other defendants.
Wisconsin is the only jurisdiction to date to apply a theory of liability with respect to alleged personal injury (i.e., risk contribution/market share liability) that does not require the plaintiff to identify the manufacturer of the product that allegedly injured the plaintiff in the lead pigment and lead-based paint litigation. Although the risk contribution liability theory was applied during the Thomas trial, the constitutionality of this theory as applied to the lead pigment cases has not been judicially determined by the Wisconsin state courts. However, in an unrelated action filed in the United States District Court for the Eastern District of Wisconsin, Gibson v. American Cyanamid, et al., on November 15, 2010, the District Court held that Wisconsin’s risk contribution theory as applied in that case violated the defendants’ right to substantive due process and is unconstitutionally retroactive.
Insurance coverage litigation. The Company and its liability insurers, including certain Underwriters at Lloyd’s of London, initiated legal proceedings against each other to primarily determine, among other things, whether the costs and liabilities associated with the abatement of lead pigment are covered under certain insurance policies issued to the Company. The Company’s action, filed on March 3, 2006 in the Common Pleas Court, Cuyahoga County, Ohio, is currently stayed. The liability insurers’ action, which was filed on February 23, 2006 in the Supreme Court of the State of New York, County of New York, has been dismissed. An ultimate loss in the insurance coverage litigation would mean that insurance proceeds could be unavailable under the policies at issue to mitigate any ultimate abatement related costs and liabilities. The Company has not recorded any assets related to these insurance policies or otherwise assumed that proceeds from these insurance policies would be received in estimating any contingent liability accrual. Therefore, an ultimate loss in the insurance coverage litigation without a determination of liability against the Company in the lead pigment or lead-based paint litigation will have no impact on the Company’s results of operation, liquidity or financial condition. As previously stated, however, the Company has not accrued any amounts for the lead pigment or lead-based paint litigation and any significant liability ultimately determined to be attributable to the Company relating to such litigation may result in a material impact on the Company’s results of operations, liquidity or financial condition for the annual or interim period during which such liability is accrued. ~~The Company’s action, an Ohio state court action, has been stayed and the liability insurers action, a New York state court action, has been dismissed.~~
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 9, 2011
Compensation Discussion and Analysis, page 27
Annual Cash Incentive Compensation, page 35
6.	Comment: We note your tabular disclosure on page 37. Please show us, and in future filings disclose how the compensation committee determined the actual amounts of the 2010 awards. In doing so, please show us the specific calculations for each named executive officer. Also, please tell us, and in future filings please disclose, how you determine “after tax return on net assets employed.” Refer to Item 402(b)(1)(v) of Regulation S-K.
Response: In future filings, we will provide additional disclosure regarding how the Compensation Committee determined the actual amounts of annual cash incentive compensation earned by our named executives. In future filings, we will also add the minimum and maximum levels for each of the performance goals to the table set forth on page 36 (in addition to the disclosed target levels). Below is an example of what the table and accompanying lead in language on page 37 of our 2011 Definitive Proxy Statement would have looked like with the additional disclosure.
In February 2011, the Compensation Committee approved the actual annual incentive compensation amounts earned by our named executives during 2010. Each performance goal has corresponding pre-established achievement levels ranging from a minimum of 0 to a maximum of 125, with 100 equal to target achievement. Achievement levels between the minimum and target, and between the target and maximum, are determined on a straight-line basis. Based upon 2010 business results, the Compensation Committee reviewed and approved the achievement level of each performance goal. The achievement level for each goal was multiplied by the goal’s weight to determine a weighted achievement for the goal. For each named executive, the weighted achievement levels for all goals were added together to determine a total weighted achievement level. Total weighted achievement levels range from a minimum of 0 to a maximum of 125, with 100 equal to target. Total weighted achievement levels correspond to a pre-established range of final payouts as a percentage of salary for each named executive. The range of final payouts as a percentage of salary between the minimum and target, and between the target and maximum, are determined on a straight-line basis.
The calculations used to determine the actual incentive amounts earned by each named executive during 2010 are shown in the table set forth below and are illustrated by the following formula.
Weighting            X            Achievement Level            =            Weighted Achievement Level             →
Incentive Amount as a % of Salary            X            Salary            =            Incentive Amount Earned
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

		C.M. Connor	J.G. Morikis	S.P. Hennessy	S.J. Oberfeld		T.W. Seitz

Weighting	EPS	40%	20%	40%	PSG Sales	20%	EPS	20%
	Net Sales	20%	30%	20%	PSG PBT	20%	Net Sales	20%
	EBITDA	20%	30%	20%	PSG ROS	20%	EBITDA	10%
	RONAE	20%	20%	20%	PSG RONAE	20%	RONAE	10%
					PSG Gallons	20%	Cost Savings	30%
							Strategy	10%

Achievement Level	EPS	114	114	114	PSG Sales	121	EPS	114
	Net Sales	121	121	121	PSG PBT	125	Net Sales	121
	EBITDA	105	105	105	PSG ROS	118	EBITDA	105
	RONAE	125	125	125	PSG RONAE	125	RONAE	125
					PSG Gallons	98	Cost Savings	116
							Strategy	100

Weighted Achievement	EPS	45	23	45	PSG Sales	24	EPS	23
Level	Net Sales	24	36	24	PSG PBT	25	Net Sales	24
	EBITDA	21	31	21	PSG ROS	24	EBITDA	10
	RONAE	25	25	25	PSG RONAE	25	RONAE	13
					PSG Gallons	20	Cost Savings	35
							Strategy	10
	Total	116	116	116	Total	117	Total	115

Incentive Amount as a	Minimum	0%	0%	0%	Minimum	0%	Minimum	0%
% of Salary	Target	105%	75%	75%	Target	60%	Target	60%
	Maximum	210%	150%	150%	Maximum	120%	Maximum	120%
	Actual	170.64%	121.44%	121.89%	Actual	101.17%	Actual	95.05%

Salary		$1,221,987	$748,953	$571,640		$521,680		$481,927

Incentive Amount Earned		$2,085,000	$910,000	$697,000		$528,000		$458,000

The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

With respect to your comment regarding how we determine after tax return on net assets employed, in future filings, to the extent applicable, we will disclose how we calculate after tax return on net assets employed. For example, to the extent applicable, we will add the following disclosure to our Definitive Proxy Statement relating to our 2012 Annual Meeting of Shareholders:
We calculate after tax return on net assets employed (RONAE) by dividing reported net income (excluding any items relating to extraordinary events or which result in a distortion of comparative results) by the twelve-month average net assets employed, which is the sum of net accounts receivable, total inventory, net fixed assets, total intangible assets and goodwill, less accounts payable.
Long-Term Equity Incentive Compensation, page 37
Restricted Stock, page 38
7.	Comment: Please refer to comment seven in our letter dated November 25, 2008 and your December 30, 2008 response. Please confirm that you continue to define and calculate “average return on average equity” as indicated in your December 30, 2008 response and, to the extent applicable, please ensure that you make such disclosure in future filings.

Response: We continue to define and calculate average return on average equity as indicated in our December 30, 2008 response. In future filings, to the extent applicable, a disclosure such as the following will be made in our Definitive Proxy Statement:
We calculate average return on average equity for the vesting period as follows. Return on average equity for each year of the vesting period is calculated by dividing our reported net income (excluding any items relating to extraordinary events or which result in a distortion of comparative results) by our average of beginning and ending shareholders’ equity for that year. We then calculate the average of those amounts over the vesting period to arrive at average return on equity. The number of shares of restricted stock that vested in February 20XX did not increase due to any change in reported net income due to excluding items relating to extraordinary events or which resulted in a distortion of comparative results.
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115

Mr. Rufus Decker
June 9, 2011

In connection with responding to the Staff’s comments, Sherwin-Williams acknowledges that:
•	Sherwin-Williams is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sherwin-Williams may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.
If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2573.
Sincerely,
/s/ Sean P. Hennessy
Sean P. Hennessy
Senior Vice President – Finance and
Chief Financial Officer

c:	Ernest Greene, Staff Accountant, SEC
Era Anagnosti, Staff Attorney, SEC
Dietrich King, Staff Attorney, SEC
Louis E. Stellato, Senior Vice President, General Counsel and Secretary
Allen J. Mistysyn, Vice President – Corporate Controller
The Sherwin-Williams Company 101 West Prospect Avenue, Cleveland, Ohio 44115